Exhibit 99.1

Powell Max Limited Announces First Half 2024 Unaudited Financial Results

HONG KONG, October 18, 2024 – Powell Max Limited (Nasdaq: PMAX) (the “Company” or “Powell Max”), a financial communications services provider headquartered in Hong Kong, today announced its unaudited financial results for the six months ended June 30, 2024.

Overview:

●	Revenue was HK$22.7 million (US$2.9 million) for the six months ended June 30, 2024, representing a decrease of 11.0% from the same period in 2023.

●	Net income was HK$0.8 million (US$98,456) for the six months ended June 30, 2024, as compared with HK$3.6 million for the same period in 2023.

Six Month Financial Results Ended June 30, 2024

Revenue. Revenue decreased by 11.0% from HK$25.2 million for the six months ended June 30, 2023 to HK$22.7 million (US$2.9 million) for the six months ended June 30, 2024, which was mainly due to a reduction in capital market activities in Hong Kong, which in turn has resulted in the postponement of many public offerings and other transactions of our customers. As a result of which, the demands for our financial communications services have reduced.

General and administrative expenses. General and administrative expenses increased by 12.7% from HK$5.4 million for the six months ended June 30, 2023 to HK$6.2 million (US$0.8 million) for the six months ended June 30, 2024, which was mainly due to an increase in the number of staff in our production team, an increase in the professional fee and an increase in expenses on expected credit loss.

Selling and distribution expenses. Selling and distribution expenses increased by 38.5% from HK$1.8 million for the six months ended June 30, 2023 to HK$3.0 million (US$0.4 million) for the six months ended June 30, 2024, which was mainly due to an increase in the number of staff in our sales team and an increase in other expenses on business development and marketing. In light of the reduction of capital market activities in Hong Kong, we have engaged extra resources on sales and marketing with the view to maintain our market presence.

Net income. Net income decreased by HK$2.8 million to HK$0.8 million (US$98,456), which was mainly due to the decrease in revenue and increase in general and administrative expenses, and selling and distribution expenses.

Basic and diluted EPS. Basic EPS was HK$0.062 (US$0.008) per ordinary share for the six months ended June 30, 2024, as compared to HK$0.285 per ordinary share for the six months ended June 30, 2023. Diluted EPS was the same as basic EPS for each period.

About Powell Max Limited

Powell Max Limited is a financial communications services provider headquartered in Hong Kong. The Company engages in the provision of financial communications services that support capital market compliance and transaction needs for corporate clients and their advisors in Hong Kong. Its financial communications services cover a full range of financial printing, corporate reporting, communications and language support services from inception to completion, including typesetting, proofreading, translation, design, printing, electronic reporting, newspaper placement and distribution. The Company’s clients consist of domestic and international companies listed in Hong Kong, together with companies who are seeking to list in Hong Kong, as well as their advisors.

Exchange Rate Information

The Company is a holding company with operations conducted in Hong Kong through JAN Financial Press Limited (“JAN Financial”), its sole operating subsidiary. JAN Financial’s reporting currency is Hong Kong dollars. The Hong Kong dollar is pegged to the U.S. dollar at a range of HK$7.75 to HK$7.85 to US$1. Unless otherwise noted, all translations from Hong Kong dollars to United States Dollars in this press release were calculated the noon middle rate of US$1 — HK$7.8083, as published in the H.10 statistical release of the Board of Governors of the Federal Reserve System on June 28, 2024, respectively. No representation is made that the HK$ amount represents or could have been, or could be, converted, realized or settled into US$ at that rate, or at any other rate.

Forward-Looking Statements

This press release contains certain forward-looking statements. Words such as “will,” future,” “expects,” “believes,” and “intends,” or similar expressions, are intended to identify forward-looking statements. Forward-looking statements are subject to inherent uncertainties in predicting future results and conditions. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

Rounding Amounts and Percentages

Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding.

For investor and media inquiries, please contact:

Company Info:

Powell Max Limited

Investor Relations

ir@janfp.com

(852) 2158 2888

POWELL MAX LIMITED AND ITS SUBSIDIARY

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	As of December 31, 2023	As of June 30, 2024 (unaudited)
	HK$	HK$	US$
ASSETS
Non-current assets
Property, plant and equipment	5,819,230	3,777,893	483,830
Total non-current assets	5,819,230	3,777,893	483,830

Current assets
Trade and other receivables	12,547,210	16,040,646	2,054,307
Deferred IPO expense[1]	962,822	6,734,370	862,464
Cash and bank balances	3,660,213	2,075,667	265,828
Total current assets	17,170,245	24,850,683	3,182,599

Total assets	22,989,475	28,628,576	3,666,429

LIABILITIES AND EQUITY
Current liabilities
Trade and other payables	27,376,032	35,332,530	4,524,996
Contract liabilities	1,524,761	612,761	78,476
Bank borrowings	4,767,829	4,311,625	552,185
Lease liabilities	3,361,230	2,765,854	354,220
Total current liabilities	37,029,852	43,022,770	5,509,877

Non-current liabilities
Trade and other payables	150,000	150,000	19,210
Lease liabilities	1,122,591	-	-
Total non-current liabilities	1,272,591	150,000	19,210

Total liabilities	38,302,443	43,172,770	5,529,087

Equity attributable to owners of the Company
Share capital	9,750	9,750	1,249
Accumulated losses	(15,680,728)	(14,899,592)	(1,908,174)
Reserve	358,010	345,648	44,267
Total equity	(15,312,968)	(14,544,194)	(1,862,658)

Total liabilities and equity	22,989,475	28,628,576	3,666,429

[1]

Prior to our initial public offering, we had recorded certain legal, accounting and other third party fees that are directly associated with our initial public offering as deferred IPO expense. Nasdaq Capital Market and would be charged against the gross proceeds of the offering as a reduction of share capital..

As at June 30, 2024, the Company has not completed its IPO on Nasdaq Capital Market.

POWELL MAX LIMITED AND ITS SUBSIDIARY

UNAUDITED CONDENSED
CONSOLIDATED STATEMENTS OF PROFIT OR LOSS
AND OTHER COMPREHENSIVE INCOME

	Six months ended June 30,
	2023 (unaudited)	2024 (unaudited)
	HK$	HK$	US$
Revenue	25,236,693	22,732,219	2,911,289
Cost of sales	(13,985,762)	(12,549,020)	(1,607,139)
Gross profit	11,250,931	10,183,199	1,304,150

Other income	2,929	26,247	3,361
General and administrative expenses	(5,438,461)	(6,228,824)	(797,718)
Selling and distribution expenses	(1,848,224)	(3,005,905)	(384,963)

Profit from operations	3,967,175	974,717	124,830
Finance costs	(300,428)	(193,581)	(24,791)

Profit before income tax	3,666,747	781,136	100,039
Income tax expense	-	-	-
Profit for the period	3,666,747	781,136	100,039

Other comprehensive income:
Exchange differences on translation of foreign operations	(98,157)	(12,362)	(1,583)
Total comprehensive income for the period	3,568,590	768,774	98,456

Earnings per share attributable to owners of the Company
Basic and diluted	0.285	0.062	0.008

Weighted average number of ordinary shares
Basic and diluted	12,500,000	12,500,000	12,500,000

4